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Exhibit 21

SUBSIDIARIES

NAME	JURISDICTION OF FORMATION
Apex Luxembourg S.a r.l.	Luxembourg
Apex Silver Mines Sweden AB	Sweden
Apex Metals Marketing GmbH (65% owned by Registrant)	Switzerland
ASM Services S.a r.l.	Luxembourg
Minera San Cristobal S.A. (65% owned by Registrant)	Bolivia
Apex Silver Mines Corporation	Delaware
Apex Silver Finance Ltd. (65% owned by Registrant)	Cayman Islands

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SUBSIDIARIES